                                  Commission File No. 01-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of April, 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the Annual Report of Nordic American Tanker Shipping Limited (the "Company") for the year ended December 31, 1997, which has been distributed to the Company's shareholders.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                             (LOGO)
                         Nordic American
                     Tanker Shipping Limited







                     NORDIC AMERICAN TANKER
                        SHIPPING LIMITED





                                            1997 ANNUAL
                                            REPORT TO
                                            SHAREHOLDERS




Cedar House
41 Cedar Ave.
P.O. Box HM 1179
Hamilton HM EX, Bermuda
Tel.: (809) 295-2244
Fax:  (809) 292-8666
      (809) 295-5328

Managers:
Ugland Nordic Shipping ASA
P.O. Box 54
3201 Sandefjord, Norway
Tel.: (47) 33 46 86 08
Fax:  (47) 33 46 88 05

                            BUSINESS

General

         Nordic American Tanker Shipping Limited (the "Company") was incorporated on June 12, 1995, under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring, disposing, owning, leasing, and chartering three double hull Suezmax oil tankers (the "Vessels") and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing. The principal executive offices of the Company are located at: Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, and its telephone number is
(441) 295-2244.  See "Additional Information".

         In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The vessels were built at Samsung Heavy Industries.

         On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. There is a total of 11,813,850 common shares in issue. Expenses in the total amount of approximately $337,000 related to the Exercise of the Warrants have been deducted from the proceeds of the Exercise.

         On October 6, 1997 the Company paid to the Charterer for payment to Samsung Heavy Industries, the builder of the Vessels, a total of $119,490,000 for final payment of the three Vessels.

         Pursuant to an agreement (the "Management Agreement") between the Company and the Manager; Ugland Nordic Shipping ASA, the Manager provides certain management, administrative and advisory services to the Company.

Vessels owned by the Company

         Each Vessel acquired by the Company is a newly built, approximately 150,000 dead-weight tonne ("dwt") double hull Suezmax oil tanker built at the shipyard of Samsung Heavy Industries Co., Ltd. (the "Builder") in Korea. The purchase price of each Vessel is approximately $56.9 million per Vessel (the "Original Contract Price"). The Vessels were delivered between August and December 1997 and have been designed according to the specifications set forth in the shipbuilding contracts between the Builder and the Company (the "Shipbuilding Contracts"), which specifications were negotiated with the Builder by BP Shipping Limited (the "Charterer") on behalf of the Company. Pursuant to the Ship Construction Supervision Agreement between the Charterer and the Company (the "Supervision Agreement"), the Charterer was supervising the construction of the Vessels on behalf of the Company. Pursuant to the Supervision Agreement, the Charterer shall bear and pay for any amount by which the actual purchase price for any Vessel exceeds the Original Contract Price. The Charterer's obligations under the Supervision Agreement are guaranteed by The British Petroleum Company p.l.c. ("British Petroleum").

         Each Vessel is registered in Bermuda and flies the British flag.

Chartering Operations Commenced on September 30,1997

         By their terms, each Vessel is chartered to the Charterer pursuant to separate "hell and high water" bareboat charters (the "Charters). The initial term of these charters is from September 30, 1997 and will end approximately seven years after the such Date, subject to extension at the option of the Charterer for up to seven successive one-year periods. Under each Charter, the Charterer is required to provide the Company with at least twelve months' prior notice of each such extension. Commencing in October 1997, the Company will pay dividends to the holders of the Company's common shares, par value $0.01 per share (the "Common Shares"), in amounts substantially equal to the amounts received by it under the Charters, less expenses.

         The daily charterhire rate payable under each Charter is comprised of two components: (i) a fixed minimum rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), paid quarterly in advance, and (ii) additional charterhire (which will be determined and paid quarterly in arrears and may equal zero) which would equal the excess, if any, of a weighted average of the daily time charter rates for two round-trip trade routes traditionally served by Suezmax tankers (Bonny, Nigeria to/from the Louisiana Offshore Oil Port, and Hound Point, U.K. to/from Philadelphia, Pennsylvania (the "Reference Ports")), over the sum of (A) an agreed amount of $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire"). The amount of Additional Hire, if any, will be determined by the London Tanker Brokers Panel or another panel of ship brokers mutually acceptable to the Charterer and the Company (the "Brokers Panel").

         Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire is absolute, regardless whether there is loss or damage to a Vessel of any kind or whether such Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. The Charterer is also obligated to indemnify and hold the Company harmless from all liabilities arising from the operation, design and construction of the Vessels prior to and during the term of the Charters, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of the Company.

         The Charters will end approximately seven years after the Exercise Date, unless extended as noted above. At least six months prior to the end of the term (including any extension thereof) of a Charter, the holders of the Common Shares will be entitled to vote on a proposal to sell the related Vessel and to distribute the net proceeds of such sale to the holders of the Common Shares to the extent permitted under Bermuda law. The Board of Directors of the Company (the "Board") will make a recommendation as to that proposal, which recommendation may favor such sale or an alternative plan, such as the operation, rechartering or other disposition of the Vessel. The proposal to sell the Vessel and distribute the resulting net proceeds shall be adopted if approved by the holders of a majority of the Common Shares voting at the meeting called for such purpose.

Nature of Trading Market

         The primary trading market for the Common Shares is the American Stock Exchange (the "AMEX"), on which the Warrants are listed under the symbol NAT. The secondary trading market for the Warrants is the Oslo Stock Exchange (the "OSE") also with the symbol NAT.

         The high and low bid prices for the Common Share
(Warrant before September 30, 1997), by quarter, in 1996 and 1997 are as follows:

                     AMX        AMX        OSE        OSE
                     Low        High       Low        High

For the quarter ended:

  March 31, 1996     USD 3 3/8  USD 4 3/8  NOK 21.00  NOK 23.00
  June 30, 1996      USD 3 1/4  USD 4 1/4  NOK 20.00  NOK 24.00
  September 30, 1996 USD 3 3/4  USD 4 3/4  NOK 22.00  NOK 27.00
  December 31, 1996  USD 3 3/4  USD 4 1/2  NOK 24.00  NOK 28.00
  March 31, 1997     USD 3 3/4  USD 4 5/8  NOK 24.00  NOK 30.00
  June 30, 1997      USD 3 5/8  USD 5      NOK 25.00  NOK 34.00
  September 30, 1997 USD 5      USD 7 5/8  NOK 35.00  NOK 48.00
  December 31, 1997  USD 16 3/8 USD 19 1/8 NOK 110.00 NOK 130.00

         These bid quotations represent interdealer quotations, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

         On December 31, 1997, the closing price of the Common
Share as quoted on the AMEX was USD 16 3/8, and as quoted on the OSE was NOK 110.00. On such date, there were 11,813,850 Common
Shares issued and outstanding.


                 SELECTED FINANCIAL INFORMATION

         The following balance sheet as of December 31, 1997 and Income Statement for the period January 1, 1996 through
December 31, 1997, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet information provided below should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under Management's Discussion and Analysis of Financial Condition and Results of Operations herein.

                    BALANCE SHEET INFORMATION
                        DECEMBER 31,1997

ASSETS:

    Cash and cash on deposit                         $ 19,499
    Bare-Boat hire receivable                       1,499,380
    Prepaid Insurance                                  95,836
    Vessels                                       169,068,163

                 Total Assets                    $170,682,878
                                                 ============

LIABILITIES

                 Dividend payable                $  1,181,385

SHAREHOLDER'S EQUITY:

    11,813,850   common shares, par value
                 $0.01 per share, outstanding,
                 50 million authorized           $    118,138

                 Legal reserves                  $169,383,355

                 Total liabilities and equity    $170,682,878
                                                 ============

          INCOME STATEMENT INFORMATION JANUARY 1, 1997
                    THROUGH DECEMBER 31,1997

Revenue                                            $5,265,880
Ship brokers commission                            $   47,081
_____________________________________________________________
Net income                                         $5,218,799
Management fee & Misch. administration cost        $  461,674
Depreciation                                       $1,707,807
_____________________________________________________________
Net operating income                               $3,049,318
Net financial items                                $  147,174

NET PROFIT FOR THE YEAR                            $3,196,492
=============================================================

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

Overview

         On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. There is a total of 11,813,850 common shares in issue. Expenses in the total amount of approximately $371,000 related to the Exercise of the Warrants have been deducted from the proceeds of the exercise.

         On October 6, 1997 the Company paid to the Charterer for payment to Samsung Heavy Industries, the builder of the Vessels, a total of $119,490,000 for final payment of the three Vessels.

         BP Shipping Ltd has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears commencing in January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

         On September 30, 1997 the Company received $3,766,500 in minimum Charter Hire from the Charterer for the period from September 30 up to December 31, 1997. In January 1998 the Brokers Panel determined that the Additional Hire for the period September 30 to December 31, 1997 was $5,374 per day per Vessel. The total Charter Hire for the period was thus $5,265,880 or $18,874 per day per Vessel (T/C equivalent of $27,374 per day per Vessel)

         On December 31, 1997 the Company received $3,645,000 in minimum Charter Hire from the Charterer for the period from January 1 up to March 31, 1998.

Results of Operations

         The Company had no revenue for the period from January 1, 1997 through September 30, After the Exercise Date its revenues consists of the Charter Hire payable under the Charters.
The Company's revenues from the charter hire for the period
September 30 to December 31 came from the minimum hire of

$3,766,500 ($13,500 per day per Vessel) and the determined additional hire of $1,499,380 ($5,374 per day per Vessel). Total charter hire for the period from September 30 to December 31 was $5,265,880.

         Net costs including interest income during the report period were $2,069,388 of which three months depreciation of the Vessels constitutes $1,707,807.

Liquidity and Capital Resources

         Total assets and total shareholders' equity of the Company at December 31, 1997 was $170,682,878 compared to $51,599,679 at December 31, 1996. The change was due to the net proceeds from the exercise of Warrants and the Charter Hire for the first three months received from the Charterer and accrued result.

Dividend payment

         Based on the minimum base rate for the first period from September 30 to December 31, 1997, the Board of Directors declared on October 14, 1997 a dividend payment of $0.30 per Common Share in the Company. The dividend payment of a total of $3,544,155 was made on November 10, 1997. Based on the determined Additional Hire of $1,499,380 from the first period in 1997 and the minimum base rate for the second period from January 1 to March 31, 1998 the Board of Directors declared in January 1998 a dividend of $1,181,385 ($0.10 per share) and $3,544,155 ($0.30 per share) respectively. The total dividend payment made on February 10, 1998 was thus $4,725,540 ($0.40 per share).

         Total dividend for the year 1997 was $ 4,725,540.


                     DIRECTORS AND OFFICERS

Directors and Senior Management of the Company and the Manager

         Pursuant to the Management Agreement, the Manager provides management, administrative and advisory services to the Company with respect to the Vessels.

         Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of both the Company and the Manager are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

                           The Company

Name                     Age      Position

Herbjorn Hansson         50       Director and President
John D. Campbell         55       Director and Secretary
Niels Erik Feilberg      36       Vice President and Treasurer
Tharald Brovig           55       Director
Hon. Sir David Gibbons   70       Director
George C. Lodge          70       Director
Axel Stove Lorentzen     45       Director
Andreas Ove Ugland       43       Director

                           The Manager

Name                     Age      Position

Arve Andersson           43       Director
Eivind H. Astrup                  Director
Herbjorn Hansson         50       Director; President and
                                  Chief Executive Officer
Axel Stove Lorentzen     45       Director
Tharald Brovig           55       Director
Njal Hansson             55       Director
Christian Rytter Jr.     42       Director
Andreas Ove Ugland       43       Director, Chairman

         Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

         Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Manager since July 1995 and September 1993, respectively, and has served as a director of the Manager since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988.

         John D. Campbell has been Secretary of the Company and a director of the Company since July 1995. Mr. Campbell has been the Senior Partner of the law firm of Appleby, Spurling & Kempe, Bermuda counsel to the Company, since December 1987.
Mr. Campbell has also served as a director of ADT Limited (new

Tyes International Limited), from September 1984 to August 1991 and Sea Containers Limited since February 1980.

         Niels Erik Feilberg has been Vice President and
Treasurer of the Company since July 1995 and has been Vice
President of Finance of the Manager since 1994. He was working in the Treasury Department of Anders Jahre/Kosmos Group from 1987 and in the same area in the Skaugen Group from 1989 to the end of 1993.

         Tharald Brovig has been a director of the Company since
July 1995 and has been a director of the Manager since its organization in June 1989.

         Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

         George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

         Axel Stove Lorentzen has been a director of the Company since September 1995. Mr. Stove Lorentzen has also served as a director and Chairman of the Manager since May 1991 and September 1993 to June 1996, respectively, a director and Chairman of Lorentzen & Stemoco A/S since January 1981 and November 1994, respectively, and as a director of Skipskredittforeningen AS from March 1988 to May 1996. Mr. Stove Lorentzen formerly served as a director of Grand Hotel A/S from May 1986 to October 1993 and a director of Belships Company Ltd. Ships A/S from February 1984 to June 1993.

         Njal Hansson has been a director of the Manager since its organization in June 1989. Mr. Hansson is a private investor and owns the company Siving, Njal Hansson A/S is a company engaged in the importing and distribution of consumer electronics in Norway. Mr. Hansson is the brother of Herbjorn Hansson.

         Arve Andersson has been a director of the Manager since
June 1996.  Mr. Andersson is a director of Andreas Ugland & Sons
AS.

         Eivind Astrup has been a director of the Manager since
December 1997. Mr. Astrup is the President of Seabulk AS, a shipowning company in Norway.

         Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Hoegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda.
Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group.

         Christian Rytter Jr. has been a director of the Manager since May 1996. Mr. Rytter is Managing Director of
L.Giil-Johannessen AS and is also Chairman of Seabulk a.s.


             COMPENSATION OF DIRECTORS AND OFFICERS

         Pursuant to the Management Agreement, the Manager will pay from the Management Fee the annual directors' fees of the Company, currently estimated at an aggregate amount of $60,000 per annum.

         From the inception of the Company through December 31, 1997, an aggregate of $0 has been paid to the Company's directors and executive officers as a group for services rendered by them to the Company in all capacities.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The Manager owns 1,762,471 Common Shares in the Company as of the date hereof and has entered into the Management
Agreement with the Company, pursuant to which the Manager is entitled to a management fee of $250,000 per annum.

ADDITIONAL INFORMATION

         The Company will file with the Securities and Exchange
Commission an Annual Report on Form 20-F. A copy of such report is available without cost to each shareholder.

The British Petroleum Company p.l.c. files annual reports on Form
20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities
Exchange Act of 1934, as amended.


                                  NORDIC AMERICAN TANKER
                                    SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED


TABLE OF CONTENTS.
_______________________________________________________________

                                                      Page

INDEPENDENT AUDITORS' REPORT                          F-1

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 1997 AND FOR THE PERIOD FROM
JANUARY 1, 1996 THROUGH DECEMBER 31, 1996:

Balance Sheets                                        F-2

Statement of Operations                               F-3

Statements of Cash Flows                              F-4

Notes to Financial Statements                         F-5 & F-6

Deloitte & Touche
(LOGO)


Rodhusgt. 1, PO. Box 35
3101 Tonsberg, Norway
Telephone: (47) 33 30 06 00
Facsimile: (47) 33 30 06 06



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Nordic American Tanker Shipping Limited
Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Limited as of December 31, 1997 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American
Tanker Shipping Limited as of December 31, 1997 and the results of its operations and its cash flows for the year ended
December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche
April 15, 1998

Deloitte Touche
Tohmatsu
International

                  BALANCE SHEET AT DECEMBER 31

ASSETS                                    1997          1996

Current assets

Bank deposits                note 2        19,499       83,275
Bare-Boat-hire receivable               1,499,380            0
Deferred Management Fee                         0      111,644
Prepaid insurance                          95,836      180,000
                                      -----------    ---------

Total current assets                    1,614,715      374,919
                                      -----------    ---------

Long-term assets

Vessels                      note 1   169,068,163    51,224,760
                                      -----------    ----------
TOTAL ASSETS                          170,682,878    51,599,679
                                      ===========    ==========

LIABILITIES AND EQUITY

Liabilities

Dividend payable                        1,181,385             0
                                      -----------    ----------

Equity

Share capital (11,813,850
  shares @ 0.01)             note 4       118,138        12,822
Legal reserves               note 4   169,383,355    51,586,857
                                      -----------    ----------

Total equity                          169,501,493    51,599,679
                                      -----------    ----------

TOTAL LIABILITIES AND EQUITY          170,682,878    51,599,679
                                      ===========    ==========

              NORDIC AMERICAN TANKER SHIPPING Ltd.

                     PROFIT AND LOSS ACCOUNT

All figures in USD                        1997          1996

Bare-Boat-hire                          5,265,880             0
Commission paid                           (47,081)            0
                                      -----------    ----------

Net income                              5,218,799             0
                                      -----------    ----------

Administration costs                     (461,674)     (430,000)
Depreciation                 note 1    (1,707,807)            0
                                      -----------    ----------

Net operating income                    3,049,318      (430,000)
                                      ===========    ==========

Financial income / expenses

Interest income                           147,504             0
Bank charges                                 (330)            0
                                      -----------    ----------

Net financial income                      147,174             0
                                      -----------    ----------

NET PROFIT FOR THE YEAR                 3,196,492      (431,000)
                                      ===========    ==========

Allocation of current year net profit

Dividend paid as of December 31,
  1997                                 (3,544,155)            0
Dividend accrued as of December 31,
  1997                                 (1,181,385)
Transfer from legal reserves            1,529,048             0

             NORDIC AMERICAN TANKER SHIPPING LIMITED

STATEMENT OF CASH FLOWS                   1997          1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)                      $  3,196,492  ($430,000)
Dividends                             ($  4,725,540)  $      0
Depreciation                           $  1,707,807   $      0
Increase in receivables and payables  ($    122,187)  $ 70,000
                                       ------------  ---------

Net cash used in operating activities  $     56,572  ($360,000)
                                       ------------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in vessels                 ($119,551,210)  $      0
                                       ------------  ---------

Cash flows used in investing
  activities                          ($119,551,210)  $      0
                                       ------------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock     $119,430,862   $      0
Additional warrant issuance cost       $          0  ($ 54,678)
                                       ------------  ---------

Cash flows provided by financing
  activities                           $119,430,862  ($ 54,678)
                                       ------------  ---------

NET (DECREASE) INCREASE IN CASH       ($     63,776) ($414,678)

CASH AND CASH EQUIVALENT, BEGINNING
  OF YEAR                              $     83,275  $ 497,953
                                       ------------  ---------

CASH AND CASH EQUIVALENT, END OF YEAR  $     19,499  $  83,275
                                       ============  =========

NORDIC AMERICAN TANKER SHIPPING LIMITED


NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 1997 THROUGH DECEMBER 31,1997
_______________________________________________



Note 1 : Depreciation

Depreciation is calculated on a straight-line basis over the estimated lifetime of 25 years.

                        Cost price                 Booked value
Vessels                 1997          Depreciation Dec. 31, 1997
-------                 ----------    ------------ -------------

BRITISH HARRIER          56,926,900     (569,269)   56,357,631

BRITISH HAWK             56,926,900     (569,269)   56,357,631

BRITISH HUNTER           56,922,170     (569,269)   56,352,901
_______________         ___________   ___________  ___________

Total                   170,775,970   (1,707,807)  169,068,163


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Cash and Cash on Deposit - Cash and cash on deposit consists of all cash and demand deposits with a maturity of three months or less.

    Income and Expenses - The Company accounts for all income and expenses using the accrual method of accounting.

    Income taxes - The Company is not subject to taxation in the United States of America.


3.  RELATED PARTY TRANSACTION

    The Company has entered into a management agreement with Ugland Nordic Shipping ASA (UNS) under which UNS will provide certain administrative, management and advisory services to the Company for an amount of $250,000 per year. In addition, a fee of $1.85 million was in 1995 paid by the Company to UNS on the date of the issuance of the warrants in consideration for certain of UNS' previous activities on behalf of the Company prior to the consummation of the offering.

    This fee was included as part of the offering costs in 1995.


Note 4
STATEMENTS OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 1997 AND 1996

                                  Common Stock     Class B Stock      Legal
                                Issued            Issued            Reserves
                                Shares   Amount   Shares  Amount

BALANCE DECEMBER 31, 1995        82,237      822  12,000   12,000  52,071,535
Net loss 1996                                                        -430,000
Warrant issue cost                                                    -54,678
_____________________________________________________________________________
BALANCE DECEMBER 31, 1996        82,237      822  12,000   12,000  51,586,857
_____________________________________________________________________________
Repurchase of B Stock                            -12,000  -12,000
Exercise of Warrants to Common
  stock                      11,731,613  117,316                  119,662,453
Common stock issue cost                                              -336,907
Transfer from legal reserves
  to dividend                                                      -1,529,048
_____________________________________________________________________________
BALANCE DECEMBER 31, 1997    11,813,850  118,138       0        0 169,383,355

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  May 6, 1998          By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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01318002.AU9